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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13G
                                (RULE 13d - 102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 1)(1)


                             RF Micro Devices, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   0007499411
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X| Rule 13d-1(d)



                              (Page 1 of 8 Pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 0007499411                13G                        PAGE 2 OF 8 PAGES
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
------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Allen Telecom Inc.
               38-0290950
------------------------------------------------------------------------------------

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                            (b) |X|
------------------------------------------------------------------------------------

      3.       SEC USE ONLY

------------------------------------------------------------------------------------

      4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Delaware
------------------------------------------------------------------------------------
                     5.       SOLE VOTING POWER
          NUMBER OF                             None
           SHARES    ---------------------------------------------------------------
        BENEFICIALLY 6.       SHARED VOTING POWER
          OWNED BY            66,946 shares that may be acquired by the exercise of
            EACH              warrants
          REPORTING  ---------------------------------------------------------------
         PERSON WITH 7.       SOLE DISPOSITIVE POWER
                                                None
                     ---------------------------------------------------------------
                     8.       SHARED DISPOSITIVE POWER
                              66,946 shares that may be acquired by the exercise of
                              warrants
------------------------------------------------------------------------------------
      9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               66,946 shares that may be acquired by the exercise of warrants
------------------------------------------------------------------------------------
     10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                                  |_|
------------------------------------------------------------------------------------
     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                           0.4%
------------------------------------------------------------------------------------
     12.       TYPE OF REPORTING PERSON*
                                                            CO
------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 0007499411                13G                        PAGE 3 OF 8 PAGES
---------------------                                          -----------------


------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Robert G. Paul

------------------------------------------------------------------------------------

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                            (b) |X|
------------------------------------------------------------------------------------
      3.       SEC USE ONLY

------------------------------------------------------------------------------------
      4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                 U.S.A.
------------------------------------------------------------------------------------
                     5.       SOLE VOTING POWER
      NUMBER OF                                 4,338
       SHARES
    BENEFICIALLY     ---------------------------------------------------------------
      OWNED BY       6.       SHARED VOTING POWER
        EACH                  66,946 shares that may be acquired by the exercise
      REPORTING               of warrants, for which shares the Reporting Person
     PERSON WITH              may be deemed to share voting power solely by
                              reason of his positions with the other Reporting
                              Person described herein, but for which the
                              Reporting Person disclaims beneficial ownership
                     ---------------------------------------------------------------
                     7.       SOLE DISPOSITIVE POWER
                                                4,338
                     ---------------------------------------------------------------
                     8.       SHARED DISPOSITIVE POWER
                              66,946 shares that may be acquired by the exercise
                              of warrants, for which shares the Reporting Person
                              may be deemed to share dispositive power solely by
                              reason of his positions with the other Reporting
                              Person described herein, but for which the
                              Reporting Person disclaims beneficial ownership
------------------------------------------------------------------------------------

      9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               71,284, which includes 66,946 shares that may be acquired by the exercise of warrants, which shares the Reporting Person may be deemed to beneficially own solely by reason of his positions with the other Reporting Person described herein, but for which the
               Reporting Person disclaims beneficial ownership
------------------------------------------------------------------------------------


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CUSIP NO. 0007499411                13G                        PAGE 4 OF 8 PAGES
---------------------                                          -----------------


------------------------------------------------------------------------------------

     10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                                  |X|

------------------------------------------------------------------------------------

     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               0.4%, which includes 0.4% for which the Reporting Person may be deemed to beneficially own solely by reason of his positions with the other Reporting Person described herein, but for which the
               Reporting Person disclaims beneficial ownership
------------------------------------------------------------------------------------
     12.       TYPE OF REPORTING PERSON*

                                       IN
------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP NO. 0007499411                13G                        PAGE 5 OF 8 PAGES
---------------------                                          -----------------


ITEM 1(a).        NAME OF ISSUER:

                  RF Micro Devices, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  7625 Thorndike Road, Greensboro, North Carolina 27409

ITEM 2(a).        NAME OF PERSON FILING:

                  This statement is being filed by (1) Allen Telecom Inc., a Delaware corporation, and (2) Robert G. Paul, a natural person and President, Chief Executive Officer and a Director of Allen Telecom Inc.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  For each of Allen Telecom Inc. and Robert G. Paul:

                  25101 Chagrin Boulevard, Suite 350
                  Beachwood, Ohio 44122

ITEM 2(c).        CITIZENSHIP:

                  Allen Telecom Inc. is a Delaware corporation and Robert G. Paul is a citizen of the United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, no par value

ITEM 2(e).        CUSIP NUMBER:

                  0007499411

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A(N):

                  Not Applicable.

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|





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CUSIP NO. 0007499411                13G                        PAGE 6 OF 8 PAGES
---------------------                                          -----------------


ITEM 4.  OWNERSHIP.(1)

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         See responses to Item 9 on each of the cover pages to this statement on
         Schedule 13G.

     (b) Percent of class:

         See responses to Item 11 on each of the cover pages to this statement on Schedule 13G.

     (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:

                  See responses to Item 5 on each of the cover pages to this statement on Schedule 13G.

         (ii) Shared power to vote or to direct the vote:

                  See responses to Item 6 on each of the cover pages to this statement on Schedule 13G.

         (iii) Sole power to dispose or to direct the disposition of:

                  See responses to Item 7 on each of the cover pages to this statement on Schedule 13G.

         (iv) Shared power to dispose or to direct the disposition of:

                  See responses to Item 8 on each of the cover pages to this statement on Schedule 13G.

---------
         (1) Each Reporting Person disclaims beneficial ownership of any securities not held directly by such person. The filing of this
             Schedule 13G shall not be construed as an admission that a Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, a member of a "group" with the other Reporting Person. In addition, the filing of this
             Schedule 13G shall not be construed as an admission that a Reporting Person is the beneficial owner of any securities not held directly by such person for any purpose.


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CUSIP NO. 0007499411                13G                        PAGE 7 OF 8 PAGES
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATIONS.

         Not Applicable.


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CUSIP NO. 0007499411                13G                        PAGE 8 OF 8 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                         February 5, 1999

                                         ALLEN TELECOM INC.


                                         By: /s/ McDara P. Folan, III
                                            ------------------------------------
                                              McDara P. Folan, III
                                              Vice President


                                           /s/ Robert G. Paul
                                         ---------------------------------------
                                         Robert G. Paul, Individually